DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

[redacted]

05047971

March 19, 2005

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/19/2005

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2005

Dear Mr. Parsons:

This is in response to your letters dated January 20, 2005 and January 26, 2005 concerning the shareholder proposal submitted to ExxonMobil by William Steiner. We also have received letters on the proponent's behalf dated January 28, 2005, March 3, 2005, and March 4, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

xon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 26, 2005

VIA UPS NEXT DAY AIR
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Securities Exchange Act of 1934 -- Section 14(a); Rule 14-8
Omission of Shareholder proposal Regarding Shareholder Voting on Certain Compensation Matters

Supplement to letter dated January 20, 2005

Gentlemen and Ladies:

By letter dated January 20, 2005, we advised the staff of our intention to omit a shareholder proposal submitted by William Steiner from the proxy material for our upcoming annual meeting. The proposal relates to prior approval by a majority of stockholders with respect to certain compensation. We are writing this supplemental letter in order to cite additional relevant precedents that have become known to us since we submitted our January 20 letter.

Among the arguments raised in our January 20 letter, we noted that the proposal could be omitted under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate the laws of New Jersey where ExxonMobil is incorporated. Our January 20 letter included an opinion from our outside New Jersey counsel, Pitney Hardin LLP, in support of that position.[1]

Since we submitted our January 20 letter, we have become aware of additional recent precedents in which the staff agreed that the same proposal could be omitted under Rule 14a-8(i)(2). Schering-Plough Corporation (available January 15, 2005) is especially noteworthy

[1] As noted in our original letter, we believe the state law problems with the proposal would also support omission under Rules 14a-8(i)(1) and (6).

because, like ExxonMobil, Schering-Plough is a New Jersey corporation. The outside legal opinion supporting the staff's conclusion in Schering-Plough contains substantially the same state-law analysis and in fact was issued by the same New Jersey law firm (Pitney Hardin) as the legal opinion included with our January 20, 2005 letter.

See also Pfizer Inc. (available January 14, 2005) (same proposal could be omitted under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate Delaware law). The relevant aspects of Delaware law argued in Pfizer are also comparable to provisions of New Jersey law.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is also being sent to Mr. Steiner and his designated representative.

Sincerely,

JEP:clh
Enclosures

cc: William Steiner
John Chevedden

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 20, 2005

VIA NETWORK COURIER
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Securities Exchange Act of 1934 -- Section 14(a); Rule 14-8
Omission of Shareholder proposal Regarding Shareholder Voting on Certain Compensation Matters

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Exxon Mobil Corporation and William Steiner regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues not addressed by the opinion of our outside New Jersey counsel enclosed as Exhibit 2, this letter is my opinion as counsel for ExxonMobil.

Proposal would cause the company to violate state law.

The proposal, if adopted by the shareholders, would request the Board of Directors of ExxonMobil to amend the company's by-laws to prohibit ExxonMobil from paying to any officer annual compensation in excess of the deductibility limits established by the Internal Revenue Code unless the payment was approved by a vote of a majority of ExxonMobil's shareholders within one year preceding the payment.

The proposal further provides that, for purposes of the proposed limit on compensation, ExxonMobil may exclude (i) performance-based compensation if ExxonMobil first discloses to shareholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan, and (ii) incentive stock options if ExxonMobil has recorded as an expense on its financial statements the fair value of the options granted.

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. ExxonMobil is a New Jersey corporation. As discussed in more detail in the legal opinion of Pitney Hardin LLP, our New Jersey outside counsel (see Exhibit 2), adopting the proposed voting standard would violate Sections 14A:5-10 and 14A:5-11(1) of the New Jersey Business Corporation Act ("NJBCA").

The by-law contemplated by the proposal would require approval by "the majority of the stockholders" for certain compensation. Such an approval requirement would constitute a deviation from the "one share, one vote" standard set forth under New Jersey law. As explained in more detail below and in the attached opinion of outside counsel, any variation of the standard voting provisions otherwise applicable under New Jersey law must be contained in ExxonMobil's certificate of incorporation. Since ExxonMobil's certificate of incorporation does not authorize the voting methodology contemplated by the proposal, implementing the by-law requested by the proposal would be invalid and in violation of Sections 14A:5-10 and 14A:5-11(1) of the NJBCA.

The reference to approval by "the majority of the stockholders" in the proposal is not explained clearly, but could mean either (i) approval by a majority of the persons holding ExxonMobil shares, without regard to the number of shares owned by each such person, (ii) approval by a majority of the shares outstanding at the time of the vote or (iii) approval by holders of a majority of the shares present at the meeting of the shareholders at which the vote is taken. The first standard would be a form of "per capita" voting because it is based on the number of shareholders voting and not the number of shares held by those voting; the second standard would require the affirmative vote of holders of a majority of all shares outstanding instead of a majority of votes cast at the meeting; and the third standard would require that "yes" votes represent a majority of the shares present or represented at the meeting instead of requiring more "yes" votes than "no" votes. None of these possible interpretations could be validly implemented by an amendment of ExxonMobil's by-laws.

Section 14A:5-10 of the NJBCA provides that, "[e]ach outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, unless otherwise provided in the certificate of incorporation." This section of the NJBCA has been effective since 1969. The predecessor statute, Section 14:5-12, permitted a variance from the "one vote per share" standard to be in the certificate of incorporation or the by-laws. However, since the effective time of the NJBCA, such alterations must be in the certificate of incorporation. The drafters of the NJBCA, in the Commissioners' Comment to Section 14A:5-10 of the NJBCA, stated, "[t]his section requires that the provision for such a departure [from one vote per share] appear in the certificate of incorporation."

Under the Act, matters voted upon by shareholders are approved, as a matter of law, upon the affirmative vote of a majority of the votes cast at the meeting. Neither the total number of shareholders, nor the total number of shares outstanding, nor the total number of shares represented at the meeting are relevant for determining whether a matter has been approved.

Section 14A:5-11(1) of the NJBCA provides that shareholders must act by a majority of the "votes cast" at a meeting of shareholders unless otherwise provided in the corporation's certificate of incorporation or the NJBCA. As discussed in the Pitney Hardin opinion, under the "votes cast" standard established by Section 14A:5-11(1), an action taken at a meeting at which a quorum is present is deemed approved if the number of shares voting "yes" exceeds the number of shares voting "no." The number of shareholders (as opposed to shares) voting in favor of an action is not relevant to whether the action is deemed approved under Section 14A:5-11(1).

Sections 14A:5-10 and 14A:5-11(1) of the NJBCA provide that these voting standards must be followed unless a different voting standard is dictated by either the corporation's certificate of incorporation or the NJBCA. The certificate of incorporation of ExxonMobil does not contain any provision permitting a voting standard other than based on one vote per share or any provision permitting per capita voting except that the votes per share of certain preferred shares may have more than one vote per share, but in such event, the voting would be based on votes per share, not on votes per holder. Neither does the certificate of incorporation of ExxonMobil contain any provision permitting shareholder approval of a matter other than by a majority of votes cast except for specific items which are not related to officer compensation. Accordingly, the proposal is excludable under Rule 14a-8(i)(2) because it mandates a voting standard that violates state law.

The staff recently concurred in the omission of the same proposal under Rule 14a-8(i)(2) on the basis of Delaware state law. See Hewlett-Packard Company (available January 6, 2005). As noted in the attached opinion, New Jersey law contains the same provision as Delaware law that one vote per share applies unless otherwise provided in the certificate of incorporation.

The proposal may also be omitted from ExxonMobil's proxy material under Rule 14a-8(i)(2) because amending ExxonMobil's by-laws to restrict ExxonMobil's Board of Directors' authority to determine compensation violates Section 14A:6-1 of the NJBCA, which provides that the business and affairs of a New Jersey corporation must be managed by the board of directors unless otherwise provided in the corporation's certificate of incorporation or the NJBCA. As discussed in the Pitney Hardin opinion, the determination of compensation of officers is within the authority of the board of directors to manage the business and affairs of the corporation. Any limitation on that power must, under Section 14A:6-1 of the NJBCA, only appear in either the corporation's certificate of incorporation or the NJBCA.

ExxonMobil's certificate of incorporation does not contain any provision that permits shareholders to limit the power and authority of the board of directors to establish the compensation of officers or otherwise to manage the business and affairs of ExxonMobil. The NJBCA does not limit the authority of the board of directors of a New Jersey corporation to determine the compensation of the corporation's officers as contemplated by the proposal. Accordingly, implementing a by-law amendment that would restrict the board's authority to establish the compensation of officers would violate Section 14A:6-1 of the NJBCA, which establishes the exclusive mechanisms for limiting the board's authority. The appropriate place for limiting the authority of ExxonMobil's board of directors is ExxonMobil's certificate of

incorporation, as specifically permitted by Section 14A:9-1(q) of the NJBCA, and not through a by-law amendment.

The proposal may therefore also be omitted under Rule 14a-8(i)(2) because adoption of the proposal would violate Section 14A:6-1 of the NJBCA. See GenCorp Inc. (available December 20, 2004) (proposal to amend by-laws would violate comparable provisions of Ohio law) and SBC Communications Inc. (available December 16, 2004) (proposal to amend by-laws would violate comparable provisions of Delaware law).

Proposal not a proper subject for shareholder action.

A company is permitted to exclude a proposal under Rule 14a-8(i)(1) if the subject matter of the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. The proposal seeks to amend ExxonMobil's by-laws to prohibit ExxonMobil from paying compensation to its officers in excess of certain amounts unless the compensation has been approved "by a vote of the majority of the stockholders." For the reasons set forth above, requiring approval by a vote of the "majority of the stockholders" in this manner would violate New Jersey law and accordingly, the proposal mandates a voting standard that violates state law. Accordingly, the proposal is not a proper subject for shareholder action and may also be excluded under Rule 14a-8(i)(1).

Proposal is beyond ExxonMobil's power to implement.

Rule 14a-8(i)(6) permits exclusion of a proposal if the company lacks the power or authority to implement it. As discussed above, New Jersey law prohibits ExxonMobil from amending its by-laws in the manner set forth in the proposal. ExxonMobil therefore does not have the power or authority to implement the proposal and the proposal is thus excludable under Rule 14a-8(i)(6).

Proposal is vague and misleading.

In light of the recent Hewlett-Packard letter and the requirements of New Jersey law letter regarding shareholder voting discussed above, we believe it is clear the proposal may be omitted from ExxonMobil's proxy material under Rules 14a-8(i)(2), (1) and (6). However, we note that there are additional unrelated grounds on which we believe the proposal may also be omitted.

Pursuant to Rule 14a-8(i)(3) a company may exclude a proposal or supporting statement that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

A shareholder proposal may be excluded when it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what

actions or measures the proposal required." *Philadelphia Elec. Co.* (July 30, 1992); Staff Legal Bulletin No. 14B, §B.1 (September 15, 2004).

The proposal is misleading to shareholders because many of its substantive terms are so inherently vague and indefinite that, if the proposal were adopted, neither ExxonMobil nor its shareholders would be able to determine with any reasonable certainty what particular actions were required to be taken. Accordingly, as set forth below, the proposal is excludable under Rule 14a-8(i)(3).

A. The proposal is Internally Inconsistent Regarding Non-deductible Compensation

While the proposal does not cite any specific section of the Internal Revenue Code (the "Code"), it appears the proposal is based on Section 162(m) of the Code, which prohibits publicly held corporations from deducting, in any tax year, compensation in excess of $1,000,000 paid to a company's chief executive officer and to the other "named executive officers." Certain forms of compensation including performance-based compensation are excluded from this calculation so long as certain conditions are met, such as: (i) attainment by the executive of certain performance goals set by a qualified compensation committee; (ii) the terms under which the compensation is to be paid, including the performance goals, were approved by shareholders; and (iii) the compensation committee certified prior to payment that the performance goals were met. Compensation resulting from a stock option or stock appreciation right ("SAR") also is considered performance-based, if the plan under which the option or SAR was granted was approved by shareholders; the grant of the option or SAR was approved by a qualified compensation committee; and the exercise price of the option or SAR was not less than the fair market value of the underlying stock on the date of grant.

At first blush it seems the proposal is aimed squarely at non-deductible compensation. Upon closer reading however, the proposal seems to require ExxonMobil to exclude performance-based compensation from the deductibility calculation only if ExxonMobil "shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan" and with respect to incentive stock options, only where ExxonMobil "records as an expense on its financial statements the fair value of any stock options granted." Yet, because performance-based compensation paid to executives within the parameters of Section 162(m) of the Code does not require such additional steps, such compensation would be deductible by ExxonMobil and would be excluded from the by-law calculation because it would not be "in excess of the limits established by the Code for deductibility of employee remuneration" as set forth in the initial paragraph of the proposal. As a result, the shareholders and ExxonMobil would have no way of knowing what compensation should be included and what compensation should excluded from the calculations that would be required by the proposal.

B. Voting Requirement is Unclear

As discussed previously in this letter, the requirement in the proposal for approval by a "majority of the stockholders" is susceptible to multiple interpretations (none of which, as noted, would be permissible in a by-law amendment). This uncertainty regarding the voting standard contemplated by the proposal also renders the proposal vague and indefinite for purposes of Rule 14a-8(i)(3).

C. It is Unclear When Approval of Compensation Would be Required by Shareholders

The proposal would require that compensation exceeding the limits set forth in the proposal be approved by shareholders "within one year preceding the payment of such compensation." The proposal does not provide a method to determine when compensation will be deemed "paid" for purposes of this requirement. Compensation under a performance-based plan, such as stock options, may not occur for many years after the grant of such compensation. Because these performance-based awards are granted at fair market value on the date of grant, there currently is no accurate way to determine the "compensation" cost of such performance-based awards at the time of grant, and in any event as stated above, it is unclear whether such compensation is included or excluded from the deductibility calculation. In addition, the payment date for such awards could be the date of grant, the date on which the compensation committee establishes the performance goals, the date on which the committee certifies that the performance goals have been met or the date on which options are exercised. Moreover, the compensation associated with the exercise of a stock option is considered earned, for tax purposes, at the time the stock option is exercised.

Given that options are generally exercisable for a 10 year period and that the timing of exercise (and hence, taxable compensation) is determined by the option holder, the situation could arise where a non-named executive is granted performance-based stock options under a shareholder approved plan meeting all the conditions of Section 162(m) in year 1, becomes a named executive officer in year 5, and seeks to exercise stock options in year 5. If the proposal were to pass, the option holder would be prevented from exercising the options because shareholder approval would not have been obtained in year 4 – a condition that neither ExxonMobil nor the shareholders may have known could arise. In such a situation, ExxonMobil has no way to determine when approval would be required.

D. It is Unclear What Types of Compensation Would be Subject to Shareholder Approval

The proposal would require shareholder approval of any "annual compensation" paid to an officer in excess of the deductibility limit. The proposal does not define the term "annual compensation," and the term has no definition in the Code or the rules of the Commission (although a calculation of "annual compensation" can be made from the summary compensation table included in the proxy statement). The staff has previously allowed exclusion of a proposal seeking to limit executive compensation where it was unclear what compensation would be subject to the limit. *PepsiCo Inc.* (February 18, 2003) (excluding as vague and indefinite a

proposal calling for a $1,000,000 cap on "top salary" where compensation subject to the cap included "bonus, perks, and stock options, and that this be prorated each year").

In sum, the proposal is misleading to shareholders because many of its substantive terms are so inherently vague and indefinite that if the proposal were adopted, neither ExxonMobil nor its shareholders would be able to determine with any reasonable certainty what particular actions were required to be taken. Accordingly, the proposal is excludable under Rule 14a-8(i)(3).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter with enclosures is also being sent to Mr. Steiner and his designated representative.

Sincerely,

[signature]

JEP:clh
Enclosure

cc - w/enc: William Steiner
John Chevedden

10/24/2004 10:10 03103717872

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

SHAREHOLDER PROPOSAL

OCT 2 4 2004

NO. OF SHARES 0 registered
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Mr. Lee R. Raymond
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd.
Irving TX 75039

Dear Mr. Raymond,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner (signature)
William Steiner

9/28/04
Date

cc: Patrick T. Mulva, Corporate Secretary
PH: 972 444-1000
FX: 972 444-1348

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

October 28, 2004

VIA UPS - OVERNIGHT DELIVERY

Mr. William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Dear Mr. Steiner:

This will acknowledge receipt of the proposal concerning executive compensation, which you have submitted in connection with ExxonMobil's 2005 annual meeting of shareholders.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of October 24, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to October 24, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We are interested in discussing this proposal with you and will contact you in the near future.

Sincerely,

Henry H Hubble

Enclosure

c: Mr. John Chevedden

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

DJF
DISCOUNT BROKERS

Date: 29 October 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AH5-CC0236, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 700 shares of Exxon Mobil Corp.; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/19/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year from the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it Fax Note 7671	Date 10-29-04	# of pages ▶
To Henry Hubble	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 972-444-1348 -1505	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

11/1/04
proof of ownership is ok
dated 10/29/04
National Financial Services holds thru DTC - see attached
SMD

DJF
DISCOUNT BROKERS

Date: 19 October 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AH5-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 700 shares of Exxon Mobil Corp.; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/19/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year from the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671 XOM	Date 10-29-04 # of pages ▶
To Henry Hubble	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 972-444-1348 -1505	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

THE DEPOSITORY TRUST COMPANY 05/13/04 DIVIDEND RECORD DATE POSITION LISTIN
55 WATER STREET
NEW YORK, NEW YORK 10041 PAGE
PLEASE DIRECT ALL INQUIRIES TO DTC'S PROXY DEPARTMENT (212) 855-5204.

PARTICIPANT	QUANTITY	PARTICIPANT	QUANTITY	PARTICIPANT	QUANTITY	PARTICIPANT	QUANTIT
5 GOLDMAN	14,302,893	215 LABRANCHE	2,302	441 BIDWELL	639,623	725 RAYMOND	21,773
10 BROWN BROS	103,717,927	216 AM ENT SV	9,487,824	443 PERSHING	90,024,414	727 MESIROW	1,477
12 SWISS AME	15,493,625	221 UBS FINAN	125,686,889	445 STCKCROSS	228,649	728 FOLIO INV	107
13 BRNSTN LLC	1,370,159	226 NFS LLC	113,837,341	456 DKWS/EQTY	138,000	732 BUTLERWICK	738
15 MSDW INC.	114,066,412	234 PENSON FIN	403,525	467 PWMCO, LLC	13,660	733 WELLS LLC	10,507
18 BMO NBTCSA	894,580	235 RBC DAIN	31,596,868	472 MERRIMACK	7,413	740 LEGG MASON	23,826
19 JEFFERIES	140,329	250 WCM LLC	15,650	476 FAGENSON	2,694	743 KING C.L.	3
22 RUSA LLC	758,733	252 HAZLETT BW	364,472	493 PARKR/HNTR	2,243,813	746 HUNTLEIGH	213
25 WELLS BRKG	61,372	265 COMP SERV	28,706	494 S MOORE CO	326,014	749 PIONEERCAP	
30 WS LLC	61,540,773	274 CGM/SAL BR	2,444,902	501 SPEAR L K	1,400,607	750 STERNE AG	2,835
31 NATEXIS	10,956	279 SOUTHWEST	4,658,581	534 INT BROKER	100,981	756 H&R BLOCK	6,021
39 FERRIS,B.W	4,675,621	280 US BANCORP	1,126,815	541 O'CON RETL	3,848	768 HILLIARD	8,526
43 CCMCO	30,944	283 WIL-DAV	1,470	547 R W BAIRD	11,206,265	771 BLAIR LLC	1,659
44 NATL INV	27,013,489	284 ALBERT LLC	10,596	549 TIMBER HIL	19,833	773 BANC OF AM	5,607
49 BNP PARIB	5,232,419	286 SG AMERICA	3,605,512	551 ML PROFESS	1,452,400	780 MORGAN K	6,974
50 MORGAN STN	12,449,704	297 ADV COR CL	8,944	569 RBCCAPMKTS	195	785 JPM INVEST	4,405
52 LEGENT CC	265,844	300 INV CENTER	100,942	571 OPPENHEIME	9,872,565	793 STIFEL	3,678
57 JONES E D	62,873,697	306 NBC SEC.	204,608	573 DEUTSCHE	12,281,986	796 STK CL PA*	
60 JP MORGAN	9,288,532	308 LAZARD FR	4,496,545	574 CROWELL	1,946,459	799 MCDONALD	7,339
67 INSTINET	6,732	309 FST STH CO	705,814	581 ML STERN	87,769	816 HSBC BKRGE	974
74 LEHMAN BRO	5,348,360	311 PIPER JAFF	8,973,752	608 PREFTRADE	18,293	901 BANK OF NY	375,224
75 LPL CORP.	8,236,596	314 HG WELLGTN	1,209,463	623 WM FRANKEL	240	902 JPM CHASE	490,384
78 F.ALGER&CO	6,715	344 DIAMANT IN	16,329	632 FISERV SEC	7,900,881	903 DBTC AMER	73,452
79 LHMPB(LBI)	135,820	352 BEAR STERN	22,565,073	642 UBS SECLLC	6,929,668	908 CITIBANK	115,383
101 MS SEC SVC	61	355 CS FST BOS	12,330,999	646 MADOFF LLC	10,164	909 CITIBANKPB	881
103 WEDBUSH	1,594,123	361 DAVIDSON	2,782,722	650 MAN SEC	33,906	913 FLEET NB	41,568
116 REFCO SEC	19,966	362 REAVES W H	128,828	651 CREDIT USA	326,197	929 WACHO BKNA	37,092
124 INGALLS	1,605,000	364 TERRA NOVA	13,191	655 ALLENCOLLC	203,544	931 UST CO. NY	36,427
126 DRESDNER	20,303,665	367 USAA INVES	5,504,512	664 MACAL PM	5,000	954 MELLON TR	234,321
129 G.K. BAUM	9,544	371 ELARKIN CO	198,794	667 DAIWA SEC	206,358	955 BK OF AMER	41,960
136 BANCA IMI	400,935	374 JANNEY MS	10,197,447	671 PAX CL CO	8	956 BT-MITSUBI	1,052
141 FRST CLEAR	65,488,858	376 J BAER SEC	24,898	688 BSE SPEC*	859	958 DESERET TR	72
155 NEUBERGER	6,767,786	380 CITY SEC	387,899	690 FST OP CH	30,020	971 AMSOUTH	3,241
158 USCC/FSI	14,161,501	384 PERS INTL	12,384,652	695 O'CONN LLC	17,491	976 MERCANTILE	6,908
161 MERRIL	1,863,634	385 E*TRADE	3,541,251	696 CANTOR CO	6,600	987 FID SSB	8,723
164 CHS SCHWAB	152,952,172	386 ABN AMRO	4,300	701 PRIMEVEST	1,228,952	990 MFG TRADE	6,979
180 NOMURA SEC	92	407 KV EXEC	2,513	702 SCOTT&STR	5,484,626	992 MAR ILSLEY	8,503
184 STREICHER	6,120	418 CITIGROUP	246,782,117	703 W. H. LLC	2,453,185	997 SSB&T CO	759,316
188 AMERITRADE	6,103,657	419 STEPHENS	1,113,847	705 SCOTTRADE	4,191,739	2000 CLRSTRM AG	5,411
201 EDWARDS AG	83,444,696	425 ABN AMRO	430,144	709 WACHTEL&CO	3,310	2008 MONTE-SPA	445
207 EX24, INC.	200	428 PFLUEGER	238,625	710 ABBEY NATL	6,710,000	2011 CAVALI	
210 LABRAN LLC	86,922	435 GORDON& CO	2,832	712 KOONCE	40,488	2012 CREST INTL	84
213 ADAMS H H	31,584	438 CIBC WORLD	3,295,938	715 DAVENPORT	5,754,730	2023 BNY/FMS	

T. TOWNSEND VP INV REL
EXXON MOBIL CORPORATION
5959 LAS COLINAS BOULEVARD
IRVING TX 75039-2298
IRVING TX 75039-2298

SECURITY DESCRIPTION	REC DATE	PAY DATE	CASH RATE	STOCK RATE	STOCK F
EXXON MOBIL CORPORAT	05/13/04	06/10/04	.27000	.000000	

CUSIP NO	ACTIVITY TYPE	SPINOFF DESCRIPTION	STOCK RATE	STOCK F
30231G102	CASH DIVIDEND		.000000	.0(

THE DEPOSITORY TRUST AND
CLEARING CORPORATION

REPORT DATE 05/17/04

SECURITY POSITION LISTING

PARTICIPANT NO.	NAME		LONG (DEBIT)	SHORT (CREDIT)
316	NATIONAL CITY BANK HALLE STASKEY 4100 WEST. 150TH STREET CLEVELAND OH 44135	(216)257-4546 ADP (216)257-5941 FAX	24,240,316	
273	NATIONAL CLEARING CORP. CECILLIA DE CLARA 9665 WILSHIRE BLVD 3RD FLOOR BEVERLY HILLS CA 90212	(310)777-8870	184,549	
226	NATIONAL FINANCIAL SERVICES LLC MOLLY CARTER 200 LIBERTY STREET NEW YORK CITY NY 10281	(201)635-3888	110,950,561	
044	NATIONAL INVESTOR SERVICES CORP. ANTHONY DEMARIO 55 WATER STREET 32 FLOOR NEW YORK NY 10041	(212)428-8815 (212)968-0419 FAX	26,791,511	
306	NBC SECURITIES, INC. PENNIE NASH 1927 FIRST AVENUE NORTH BIRMINGHAM AL 35203	(205)254-1535 ADP (205)583-3736 FAX	194,203	
802	NBCN CLEARING INC.-MERRILL LYNCH CANADA** *** PARTICIPANT CONTACT NOT FOUND ***		300	
008	NBCN CLEARING, INC.** MASSIMO DEL PAPA 1010 RUE DE LA GAUCHETIERE ST WEST SUITE 1925 MONTREAL PQ CA H3B 5J2	(514)875-3800 X5635 (514)875-3264 FAX	869,336	

PATRICK T. MULVA,VP/SECY/INV. RELATION
EXXON MOBIL CORPORATION
5959 LAS COLINAS BOULEVARD
IRVING TX 75039 2298

SECURITY DESCRIPTION	CUSIP NUMBER	CUTOFF DATE	RECORD DATE	MEETING DATE	PA
EXXON MOBIL CORPORATION COM <	30231G102	00/00/00	04/05/04	05/26/04	

PITNEY HARDIN LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1015

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 916-2940

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

January 19, 2005

Board of Directors
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: Shareholder Proposal - William Steiner

Exxon Mobil Corporation (the "Company"), a corporation organized under the New Jersey Business Corporation Act (the "Act"), has received a request to include in its proxy materials for its 2005 annual meeting of shareholders a proposal (the "Proposal") which, if adopted by the shareholders, would request the Board of Directors of the Company (the "Board") to currently amend the Company's by-laws to prohibit the Company from paying to any officer annual compensation in excess of the deductibility limits established by the Internal Revenue Code unless the payment were approved by a vote of a majority of the Company's shareholders within one year preceding the payment.

You have asked our opinion as to whether the proposed by-law amendment would be valid if approved by the shareholders of the Company and implemented by the Board. For the reasons we have set forth herein, we conclude that it would not.

Per capita voting and the voting plurality required by the proposed by-law are not consistent with New Jersey law. The proposed by-law amendment would restrict the amount of compensation for officers unless greater compensation were approved by a "vote of the majority of the stockholders." The proposal does not specify what is meant by "a majority of the stockholders," but these words could mean (i) approval by a majority of the persons holding the Company shares, without regard to the number of shares owned by each such person, (ii) approval by holders of a majority of the shares outstanding at the time of the vote or (iii) approval by holders of a majority of the shares present at the meeting of the shareholders at which the vote is taken. If the proposed by-law has any of these meanings, the by-law would not be valid. See Sections 14A:5-10 and 14A:5-11(1) of the Act.

We refer to the first standard as a form of "per capita" voting" because it is based on the number of shareholders voting and not the number of shares held by those voting. Such voting is not permitted by Section 14A:5-10 of the Act.

Section 14A:5-10 of the Act provides that, "[e]ach outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, unless

otherwise provided in the certificate of incorporation." This section of the Act has been effective since 1969. The predecessor statute, Section 14:5-12, permitted a variance from the "one vote" per share standard to be in the certificate of incorporation or the by-laws. However, since the effective time of the Act, such alterations must be in the certificate of incorporation. The drafters of the Act, in the Commissioners' Comment to Section 14A:5-10 of the Act, stated, "[t]his section requires that the provision for such a departure [from one vote per share] appear in the certificate of incorporation." For reference, you may wish to note that Section 14A:5-10 of the Act is similar to Section 212(a) of the Delaware General Corporation Law in that it too provides for one vote per share except as otherwise provided in the certificate of incorporation.

However, even if the certificate of incorporation were amended to insert the per capita voting as proposed, such voting would be discriminatory within a class of shares and would be prohibited. In per capita voting, because the holder of one share would have the same voting power as the holder of 100 shares, shares within the same class would have different voting power (each of the shares held by the owner of few shares would have more voting power than each of the shares held by the owner of many common shares). Although New Jersey law allows different classes of shares to have different voting power by permitting a certificate of incorporation to provide that shares of a class have more or less votes per share than the votes permitted for another class of shares, corporations are not permitted to make distinctions within a class to provide greater power for some shares and less power for other shares within the class of shares. *See Asarco v. Court*, 611 F.Supp. 468, 477 (N.J. 1985) (finding that increased voting power for some shares, relative to other shares in the same class, based on the number of shares held by the stockholder, is prohibited); *see also Faunce v. Boost Co.*, 15 N.J. Super. 534 (Ch. Div. 1951) (providing that the right to vote is a basic contractual right, of which the shareholder cannot be deprived without consent and that a majority may not disenfranchise a minority by taking voting power from certain shares and allocating it to other shares).

None of the three potential standards are permitted by Section 14A:5-11(1) of the Act. Section 14A:5-11(1) of the Act provides that, "[w]henever any action, other than the election of directors, is to be taken by a vote of the shareholders, it shall be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon, unless a greater plurality is required by the certificate of incorporation or another section of this [A]ct." Under the Act, matters voted upon by shareholders are approved, as a matter of law, upon the affirmative vote of a majority of the votes cast at the meeting. Neither the total number of shareholders, nor the total number of shares outstanding, nor the total number of shares represented at the meeting are relevant for determining whether a matter has been approved, except that the number of shares outstanding and the number of shares represented at the meeting are relevant to the determination of the presence of a quorum. Abstentions are not counted. A matter is approved by the shareholders if the number of shares voted "yes" exceeds the number of shares voted "no." A variance of the "majority of votes cast" standard is valid only if included in the certificate of incorporation. Section 14A:5-11(1) of the Act.

We have reviewed the certificate of incorporation of the Company. It does not contain any provision permitting a voting standard other than based on one vote per share or any provision permitting per capita voting except that the votes per share of certain preferred shares may have more than one vote per share, but in such event, the voting would be based on votes per share, not on votes per holder. The certificate of incorporation of the Company does not contain any provision permitting approval of a matter other than by a majority of votes cast except for specific items which are not related to officer compensation.

Accordingly, under any of the meanings of the phrase "a majority of the stockholders," the by-law amendment would not be valid. *See Penn-Texas Corp. v. Niles-Bement-Pond Co.*, 34 N.J. Super. 373, 378 (1955) (stating that a "by-law or an amendment to a by-law which is repugnant to any part of our Corporation Act is illegal and void"). If the proposed by-law amendment were approved by the shareholders of the Company, it would be invalid and the Company could not enforce the provision.

By-law restrictions on Board discretion and power to approve compensation are not effective under New Jersey law. Section 14A:6-1 of the Act requires the business and affairs of the Company to be managed by the Board, "except as in this [A]ct or in its certificate of incorporation otherwise provided." The Act was adopted in 1968 and became effective on January 1, 1969. Prior thereto, the "old" statute ("Title 14") had a similar requirement for the management of the affairs of the corporation (Section 14:7-1 of Title 14) but did not include the language providing that the discretion and the power of a board to manage the corporation could be limited by provisions in the certificate of incorporation.

The comment by the drafters of the Act (the 1968 Commissioner's Comment regarding Section 14A:6-1) explains that the words, "except as in this [A]ct or in its certificate of incorporation otherwise provided," were not in Title 14 and were intended to effect a change in the law. The comment explains that the Act permits restrictions on the discretion or powers of a board, provided the restrictions are set forth in the certificate of incorporation and are not otherwise prohibited by law. Section 14A:2-7(1)(f) of the Act provides that limitations on the powers of a board may be included in a certificate of incorporation; Section 14A:9-1(q) of the Act provides that limitations on the powers of a board may be added to the certificate of incorporation by amendment.

Absent a valid restriction on the discretion or powers of the Board, the Board is solely responsible for the management of the corporation. *See Madsen v. Burns Bros.*, 108 N.J. Eq. 275, 281 (N.J. Ch. 1931); *Elevator Supplies Co. v. Wylde*, 106 N.J. Eq. 163, 166 (N.J. Ch. 1930). The authority of the directors in the conduct of the business of the corporation must be regarded as absolute when they act within the law. *Id.* at 164. It is well settled under New Jersey law that directors have the discretionary power to employ, fix compensation, and generally to use legitimate ends and means to retain employees or induce them to continue in the corporation's service and in such matters the honest exercise of business judgment is controlling.

Eliasberg v. Standard Oil Co., 23 N.J. Super. 431, 440 (1952); *Riddle v. Mary A. Riddle Co.*, 142 N.J. Eq. 147, 150 (N.J. Ch. 1948).

In New Jersey, questions of management, adequacy of consideration (to the extent that it is not grossly disproportionate), and use of corporate funds to advance corporate interest are "left solely to the honest decision of the directors if their powers are without limitation and free from restraint," because any other policy would "substitute the judgment and discretion of others in place of those determined on by the scheme of incorporation." *See Eliasberg*, 23 N.J. Super. at 441 (citing *Ellerman v. Chicago Junction Railways, etc.*, 49 N.J. Eq. 217, 232 (N.J. Ch. 1891)).

Because any restriction on the authority of a board must be set forth in a corporation's certificate of incorporation, and because New Jersey law provides that the authority to determine compensation is vested solely in the Board, restrictions on the Board's authority to determine compensation provided solely in a corporation's by-laws are invalid under New Jersey law and of no force and effect.

We have reviewed the certificate of incorporation of the Company. It does not contain any provision granting to the shareholders the right to limit the discretion or power of the Board. Because it is the duty of the Board, in managing the affairs of the Company, to determine the salaries of officers, the proposed by-law amendment would not be valid because it would restrict the discretion or power of the Board without a corresponding provision in the certificate of incorporation.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the law of the State of New Jersey and the federal law of the United States.

Except for submission of a copy of this letter to the Securities and Exchange Commission, including its staff, in connection with its consideration of inclusion and exclusion of materials in the Company's proxy materials for its 2005 annual meeting, this letter is not to be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,

Pitney Hardin LLP

PITNEY HARDIN LLP

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

The company no action request is immediately misleading in stating "VIA NETWORK COURIER" on the front page. Although the shareholder is to receive a simultaneous copy, the shareholder copy was not delivered by "NETWORK COURIER." This delay places the shareholder at an unfair disadvantage with the company's untimely delivery by *ordinary mail.*

The company claims "the majority of the stockholders" text of this proposal could have 3 meanings. One of these meanings includes "approval by a majority of the shares outstanding ..." which does not seem to be per capita voting.

If the company insists on choosing the least workable meaning from its 3 meanings for "the majority of stockholders," which it has no need to do, then the company could then concurrently adopt per capita voting under New Jersey law.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have not concurred with a company argument that a company could not do two things concurrently – implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The second opinion is believed to be incomplete. It does not argue that it would be impossible to concurrently amend the company's certificate of incorporation for per capita voting.

Rule 14a-8(i)(6)

The attached November 24, 2004 "Oracle Press Release" quotes Oracle Chairman Jeff Henley using "majority of the stockholders" interchangeably with majority vote or one share, one vote: "Though a large *majority of the stockholders* have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. "We plan to give them a choice (emphasis added)." Oracle is a Delaware corporation.

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

We believe that the MONY precedent should be upheld and that the company no action request not be concurred with.

Additionally there are a number of defects in the company no action request such as:

Contrary to the purported company analogy there is no text in this proposal similar to a "Top Salary" being "capped."

The company does not claim that shareholders are unfamiliar with the concept of "annual compensation" in spite of the fact that companies have devised a vast number of complex formulas to calculate "annual compensation."

Obfuscation of Pay Issue

The following quote is in regard to the company claim that its position should be favored because of the complex structure of executive compensation.

"One of the great, as-yet-unsolved problems in the country today is executive compensation and how it its determined."

SEC Chairman William Donaldson, 2003

This quote is from "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law. The quote is at the beginning of Chapter 15, Improving Executive Compensation.

The following headline, sub-headline and text is from the January 9, 2005 issue of the Los Angeles Times:

"SEC Chief Bent On Reform

"* William H. Donaldson says he is taking aim at executive pay and fund trading abuses in 2005.

"Despite friction with business lobbyists, it appears that the SEC chairman will continue as Washington's top cop for the investment world, pursuing an aggressive 2005 agenda that will take aim at issues including executive pay and the mechanics of stock trading.

In an interview, Donaldson ..."

Reference:

http://www.latimes.com/business/la-fi-sec9jan09,0,6106173.story?coll=la-home-business

According to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law, page 21:

"Indeed it its worth noting that although star athletes are highly paid, some more than the average S&P 500 CEO, their compensation arrangements lack the features of executive pay arrangements that managerial influence produces. After the compensation packages of star athletes are negotiated, clubs have little reason to try to camouflage the amount of pay and to channel pay through arrangements designed to make the pay less visible. While athletes are paid generously during the period of their contracts, clubs generally do not provide them with a large amount of compensation in the form of postretirement perks and payments. Clubs also generally do not provide athletes with complex deferred-compensation arrangements that serve to obscure total pay. And when clubs get rid of players, they do not provide athletes with large gratuitous payments in addition to the players' contractually entitled payouts. As we shall see, however, these are all common practices in the area of executive compensation."

Also according to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," page 67:

"That gives you an idea of the nature of the disclosures [in the executive compensation section]: it was legalistic, turgid, and opaque; the numbers were buried somewhere in the fourteen pages. Someone once gave a series of institutional investor analysts a proxy statement and asked them

to compute the compensation received by the executive covered in the proxy statement. No two analysts came up with the same number. The numbers that were calculated varied widely."

I believe this proposal is consistent with SLB No. 14A, particularly with the following text:

* We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).5

The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.8

I believe this proposal raises public policy issues so significant that it would be appropriate for a shareholder vote. Furthermore the company has not shown that shareholders would not understand the principle of this proposal – to subject high levels of executive pay to shareholder vote.

The company is implicitly arguing that since companies fail to make executive pay as transparent and quantifiable as that of other highly paid employees, such as star athletes, that companies should be able to exploit their obfuscation of pay and use it as a grounds to exclude shareholder proposals on executive pay.

The no action process makes it abundantly clear that companies have access to corporation law experts who claim to be capable of making sense of text that would be obscure to the small shareholders.

Contrary to the company argument, rule 14a-8(i)(6) does not contain the word "guarantee." Significantly the company fails to claim that the company is completely powerless to implement the proposal. The company more than likely has the power to implement the proposal in terms of obtaining the required number of votes – especially if the company sponsors the proposal in its proxy materials, recommends a yes-vote and solicits shares that are slow in casting ballots.

The company argument is incomplete because it does not even address the fact that the company clearly has the power to seek the required shareholder vote at more than one annual meeting. The company does not claim that the proposal has a time limit.

The company gives no past example of its purported powerlessness in obtaining shareholder votes for its own ballot items. The company failed to name a single company ballot item in the past decade on which the required shareholder vote was not obtained for the company's own ballot items.

The company does not address its power to amend its certificate of incorporation and the great persuasive power the company has by recommending shareholders approve a company ballot item.

There is an analogy to professional football in regard to the company's power to implement. All NFL football teams have the power to make a touchdown. That does not mean that a team can "guarantee" that it will make a touchdown in a given game. And the fact that no team can guarantee that it will make a touchdown during a given game does not mean that any NFL team lacks the power to make a touchdown.

Rule 14a-8(i)(6)

The company does not address whether "majority of the stockholders" is commonly used by the management of companies and corporate governance academia interchangeably to mean majority vote or one share, one vote.

Additional text at the beginning of the proposal makes it clear in calling for "shareholder approval." "Shareholder approval" is consistent with one share, one vote:
"This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing *shareholder approval*."

The attached November 24, 2004 "Oracle Press Release" quotes Oracle Chairman Jeff Henley using "majority of the stockholders" interchangeably with majority vote or one share, one vote:
"Though a large *majority of the stockholders* have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. "We plan to give them a choice (emphasis added)." Oracle is a Delaware corporation.

In the alternative SLB No. 14 allows shareholders under limited circumstances to revise their proposals and we would be glad to do so:

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

For these reasons it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc:
William Steiner
James Parsons

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Contact(s):

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Oracle Announces Slate of Directors for PeopleSoft's Annual Meeting

REDWOOD SHORES, Calif., 24-NOV-2004 Oracle Corporation (Nasdaq: ORCL) announced that it has notified PeopleSoft, Inc. of its intention to nominate four candidates for election to the Board of Directors of PeopleSoft at its 2005 annual stockholders meeting.

"We have notified the PeopleSoft board of our intention to run an alternative slate of directors at the 2005 annual meeting," said Jeff Henley, Oracle's Chairman of the Board. "We believe that the current board of PeopleSoft is not acting in the best interests of stockholders and that a large majority of those stockholders are in favor of a change."

The four candidates are:

* Duke K. Bristow, Ph.D, an economist and the director of the Director Training and Certification Program at the UCLA Anderson School of Management; director of Arena Pharmaceuticals, Inc. and Landec Corporation;
* Roger Noall, former Senior Executive Vice President and Chief Administrative Officer of KeyCorp, a bank holding company; director of Alleghany Corporation;
* Laurence E. Paul, Managing Principal of Laurel Crown Capital, LLC, a private equity investment firm; director of Ampco-Pittsburgh Corporation and Biovail Corporation; and
* Artur Raviv, the Alan E. Peterson Distinguished Professor of Finance at the Kellogg School of Management, Northwestern University.

"Though a large majority of the stockholders have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. We plan to give them a choice."

The solicitation and the offer to buy PeopleSoft's common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004, and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC's website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

Oracle Corporation and Messrs. Bristow, Noall, Paul and Raviv will be soliciting proxies

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Friday, March 04, 2005 2:36 AM
To: CFLETTERS@SEC.GOV
Subject: Exxon Mobil Corporation (XOM) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 3, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request, Supplement 1 Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

In a separate no action request another company claimed "the majority of the stockholders" text of this same proposal could have 3 meanings. One of these meanings includes "approval by a majority of the shares outstanding Š" which does not seem to be the per capita voting that Exxon Mobil is claiming.

If our company still insists on choosing the least workable meaning from 3 meanings for "the majority of stockholders," which it has no need to do, then our company could then concurrently adopt per capita voting under state law.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have not concurred with a company argument that a company could not do two things concurrently implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The second opinion is thus believed to be incomplete. It does not argue that it would be impossible to concurrently amend the company¹s certificate of incorporation for per capita voting.

Furthermore this same proposal did not receive company concurrence in the following 2005 Staff Response Letters:
Bristol-Myers Squibb Company (January 19, 2005) and determined "no basis to reconsider" on March 2, 2005 The Interpublic Group of Companies, Inc. (January 25, 2005)

For these reasons, and the reasons in the January 28, 2005 shareholder position letter, it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc:
William Steiner
James Parsons

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

March 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request, Supplement 1
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

In a separate no action request another company claimed "the majority of the stockholders" text of this same proposal could have 3 meanings. One of these meanings includes "approval by a majority of the shares outstanding ..." which does not seem to be the per capita voting that Exxon Mobil is claiming.

If our company still insists on choosing the least workable meaning from 3 meanings for "the majority of stockholders," which it has no need to do, then our company could then concurrently adopt per capita voting under state law.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have <u>not</u> concurred with a company argument that a company could not do two things concurrently – implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The second opinion is thus believed to be incomplete. It does not argue that it would be impossible to concurrently amend the company's certificate of incorporation for per capita voting.

Furthermore this same proposal did not receive company concurrence in the following 2005 Staff Response Letters:

CVS Corporation (February 18, 2005)
The Interpublic Group of Companies, Inc. (January 25, 2005)
Bristol-Myers Squibb Company (January 19, 2005)
and determined "no basis to reconsider" on March 2, 2005

For these reasons, and the reasons in the January 28, 2005 shareholder position letter, it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc:
William Steiner
James Parsons

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2005

The proposal recommends that ExxonMobil amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause ExxonMobil to violate state law. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ExxonMobil relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel